UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SIRIUS XM RADIO INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

82967N108

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Number: 82967N108

1.	Names of Reporting Persons Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,298,774,821 (1), (2)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 3,298,774,821 (1), (2)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298,774,821 (1), (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 51.66% (3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Sole voting power and dispositive power of such shares is held indirectly through control of wholly-owned subsidiaries of Liberty Media Corporation.

(2)  Includes 719,919,656 shares of Common Stock pledged in connection with a margin loan agreement.  See Item 6.

(3)  Based on shares of Common Stock outstanding as of May 3, 2013, as provided by the Issuer.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

SIRIUS XM RADIO INC.

This Report on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Sirius XM Radio Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on January 22, 2013, (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 1 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The information contained in section (a) of Item 5 of the Liberty Schedule 13D is hereby amended and restated as follows:

(a)           The Reporting Person beneficially owns 3,298,774,821 shares of Common Stock (including 5,974,509 shares of Common Stock issuable upon the exchange of $11 million aggregate principal amount of the Exchange Notes beneficially owned by the Reporting Person), which represent 51.66% of the shares of Common Stock deemed outstanding (as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended).  The shares deemed outstanding is based upon 6,379,259,990 shares of Common Stock outstanding as of May 3, 2013, as provided by the Issuer.  Each of Messrs. Malone and Maffei beneficially own 378,899 shares of Common Stock as of the date hereof, including 111,756 stock options exercisable in the next 60 days.

Item 6.	Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On April 30, 2013, Liberty SIRI Marginco, LLC, a wholly-owned special purpose subsidiary of the Reporting Person, entered into a margin loan agreement with Merrill Lynch International, as administrative agent and calculation agent, Bank of America, N.A., as a lender, and Citibank, N.A., as a lender.  The loan agreement permits the borrower, subject to certain funding conditions, to borrow up to $1.0 billion, consisting of a $250 million term loan and up to $750 million on a revolving credit basis.  On April 30, 2013, $700 million in loans (the $250 million term loan and $450 million in revolving loans) were made to the borrower under the loan agreement, with $300 million in revolving commitments still available for future loans.  Additionally, up to $1.0 billion in loans may be extended under the loan agreement in the form of incremental loans, subject to the satisfaction of certain conditions.  The maximum amount of loans available to the borrower under the loan agreement (including the maximum amount of potential incremental loans) is $2.0 billion.  The maturity date of all loans under the loan agreement is October 30, 2014.  The proceeds of this loan were used, in part, to allow Liberty to acquire, pursuant to a stock purchase agreement previously executed with various investment funds: (i) shares of Class A common stock, par value $0.001 per share of Charter Communications, Inc. (“Charter Common Stock”), and (ii) warrants to purchase additional shares of Charter Common Stock at various prices.

The borrower’s obligations under the loan agreement are fully and unconditionally guaranteed by Liberty and secured by a first priority lien on a basket of publicly traded common stocks owned by Liberty, including shares of Common Stock.  719,919,656 shares of Common Stock were pledged by the borrower as of the closing date, and the borrower may pledge up to 573,568,724 additional shares of Common Stock under the terms of the loan agreement.  Further, upon and following the incurrence of any incremental loans, the borrower may pledge up to an additional 306,511,620 shares of Common Stock (for a total maximum pledge of 1,600,000,000 shares of Common Stock).  If the borrower defaults on its obligations under the loan agreement or Liberty defaults on its obligations under its guaranty, then the lenders can declare all borrowings outstanding under the loan agreement, with accrued interest, to be immediately due and payable, and if the borrower and the Company are unable to pay such amounts, the lenders may foreclose on the pledged stock and any other collateral that then secures the borrower’s obligations under the loan agreement.

Borrowings under the loan agreement bear interest at a per annum rate equal to the LIBOR Rate plus a spread varying based on the common stocks pledged to secure borrowings.  The borrower may prepay all loans under the loan agreement at any time, subject to certain notice requirements and an early termination premium if the borrower prepays all or any portion of the term loan prior to January 30, 2014.

The loan agreement requires mandatory prepayments or, in some cases, the posting of additional collateral upon the occurrence of certain events that are customary for loans of this type. The loan agreement contains various affirmative and negative covenants that restrict the activities of the borrower. The loan agreement does not include any financial covenants. It also contains events of default that are customary for loans of this type.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013	LIBERTY MEDIA CORPORATION

	By:	/s/ Richard N. Baer
Richard N. Baer
Senior Vice President and General Counsel